UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Corporate Taxpayers’ ID No. 60.746.948/0001-12 Publicly-Held Company

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) hereby to present to its shareholders and to the market the clarifications requested by the Superintendence of Relations with Companies of Securities Exchange Commission (“CVM”), through the Official Letter No. 106/2020/CVM/SEP/GEA-1, issued on April 7, 2020 (“Letter”).

The Letter refers to the news article published on April 6, 2020, in Brazil Journal, Section Business, under the headline “EXCLUSIVE: Bradesco in talks to become partner of C6”, and so is presented:

“Mr. Officer,

1. In reference to the News article published on April 6, 2020, in Brazil Journal, Section Business, under the headline: “EXCLUSIVE: Bradesco in talks to become partner of C6”, in which contains the following information:

Bradesco is in advanced negotiations in order to buy a minority participation in C6, the digital bank founded by Marcelo Kalim, sources aware on the subject told it to Brazil Journal.

2. In this regard, we ask Company´s manifestation about the veracity of the news article and, if confirmed, to explain the reasons why the Company has understood that it is not considered a Material Fact and to comment on other information considered important on the topic.”

Bradesco informs it is always attentive about business and investments opportunities, and emphasizes that does not provide information to communication vehicles without first reporting the fact to the stock exchanges and to CVM, when required, according to the applicable regulations. Thus, any material facts related to the activities or operations of Bradesco will be properly informed to the market.

Cidade de Deus, Osasco, SP

April 8, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.